                                                               EXHIBIT (a)(1)(A)
                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
         (Including the Associated Rights to Purchase Preferred Stock)
                                       of
                               PREMIUMWEAR, INC.
                                       at
                              $13.50 net per share

                                       by
                               PENGUIN SUB, INC.,
                          a wholly owned subsidiary of
                       NEW ENGLAND BUSINESS SERVICE, INC.

     The Offer and Withdrawal Rights Will Expire at 5:00 p.m., New York City Time, on Friday, July 7, 2000, Unless the Offer Is Extended.


   This Offer is being made in connection with an Agreement and Plan of Merger, dated as of May 26, 2000 (the "Merger Agreement"), by and among New England Business Service, Inc. ("Parent"), Penguin Sub, Inc. ("Purchaser") and PremiumWear, Inc. ("PremiumWear"). The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the Offer expires a number of shares of common stock, par value $.01 per share, of PremiumWear, including any associated rights to purchase preferred stock (collectively, the "Shares"), that represent at least a majority of the Shares outstanding on a fully diluted basis and (ii) the satisfaction of any conditions to Parent's borrowing under its credit facility an amount sufficient to purchase all of the outstanding Shares and to pay for the cancellation of all outstanding options to purchase Shares. The Offer is also subject to other terms and conditions set forth in this Offer to Purchase. See Sections 10 and 14.

   The board of directors of PremiumWear has unanimously approved the Offer, the Merger Agreement and the merger of Purchaser with and into PremiumWear and has determined that the Offer and the merger are advisable, fair to and in the best interests of the stockholders of PremiumWear, and recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

                                   IMPORTANT

   Any stockholder wishing to tender Shares in the Offer must either: (i) complete and sign the enclosed Letter of Transmittal (or an exact copy of the letter) according to the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the depositary and either deliver the certificates for such Shares to the depositary along with the Letter of Transmittal or tender the Shares pursuant to the procedure for book-entry transfer set forth in Section 3 or (ii) request such stockholder's broker, dealer, bank, trust company, or other nominee to effect the transaction for the stockholder.

   Any stockholder having Shares registered in the name of a broker, dealer, bank, trust company, or other nominee must contact such broker, dealer, bank, trust company, or other nominee in order to tender such Shares. Any stockholder who desires to tender Shares and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.

   Questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other tender offer materials, may be directed to the Information Agent or Parent at the addresses and telephone numbers on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, banks, or trust companies for assistance concerning the Offer.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    The information agent for the Offer is:

                             The Altman Group, Inc.

              The date of this Offer to Purchase is June 9, 2000.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 SUMMARY TERM SHEET.......................................................   i
 INTRODUCTION.............................................................   1
 THE OFFER................................................................   3
         1. Terms of the Offer...........................................    3
         2. Acceptance for Payment and Payment...........................    4
         3. Procedures for Tendering Shares..............................    5
         4. Withdrawal Rights............................................    8
         5. Material United States Federal Income Tax Consequences.......    9
         6. Price Range of the Shares....................................   10
         7. Certain Effects of the Offer; Nasdaq and Exchange Act
            Registration.................................................   10
         8. Information Concerning PremiumWear...........................   11
         9. Information Concerning Parent and Purchaser..................   13
        10. Source and Amount of Funds...................................   14
        11. Background of the Transaction; Purpose of the Offer and the
            Merger; the Merger Agreement and Other Arrangements..........   15
        12. Plans for PremiumWear after the Offer and the Merger.........   28
        13. Dividends and Distributions..................................   30
        14. Conditions of the Offer......................................   30
        15. Legal Matters; Regulatory Approvals..........................   32
        16. Fees and Expenses............................................   34
        17. Miscellaneous................................................   34
 Schedule I Directors and Executive Officers of Parent and Purchaser

                               SUMMARY TERM SHEET

   Penguin Sub, Inc. is offering to purchase all of the outstanding shares of common stock of PremiumWear and the rights to purchase preferred stock associated with those shares for $13.50 per share in cash. The following are some of the questions you, as a stockholder of PremiumWear, may have and our answers to those questions. Additional important information is contained in the remainder of this Offer to Purchase and the enclosed Letter of Transmittal. We urge you to read carefully the entire Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

   Our name is Penguin Sub, Inc. We are a Delaware corporation formed for the purpose of making a tender offer for all of the outstanding shares of common stock of PremiumWear and the rights to purchase preferred stock associated with those shares. We are a wholly owned subsidiary of New England Business Service, Inc., a Delaware corporation. See the "Introduction" and Section 9.

What are the classes and amounts of securities sought in the offer?

   We are seeking to purchase all of the outstanding shares of common stock of PremiumWear and the rights to purchase preferred stock associated with those shares. See the "Introduction" and Section 1.

How much are you offering to pay, what is the form of payment, and will I have to pay any fees or commissions?

   We are offering to pay $13.50 per share, net to you, in cash. If you are a registered stockholder and you tender your shares directly to the depositary, you will not have to pay brokerage fees or similar expenses. If you hold shares through a broker or other nominee, and your broker or nominee tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction."

Do you have the financial resources to make payment?

   New England Business Service, our Parent company, will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger which is expected to follow the successful completion of the offer. New England Business Service will use funds borrowed under its credit facility to finance the purchase. The offer is conditioned upon satisfaction of the conditions to New England Business Service's borrowing funds under its credit facility. See Section 10.

Is your financial condition relevant to my decision to tender in the offer?

   We do not think our financial condition is relevant to your decision whether to tender in the offer because the form of consideration consists solely of cash. New England Business Service has arranged for all of our funding to come from its credit facility. New England Business Service's ability to borrow under this facility is subject to certain conditions. See Section 10.

How long do I have to decide whether to tender in the offer?

   You will have until 5:00 p.m., New York City time, on Friday, July 7, 2000, to tender your shares in the offer, unless the offer is extended. If you cannot deliver everything that is required to make a valid tender by that time, you may be able to use the guaranteed delivery procedure described later in this Offer to Purchase. See Section 3.

Can the offer be extended, and, if so, under what circumstances?

   Subject to certain conditions, we can extend the offer for any reason through September 23, 2000. See Sections 1 and 10.

How will I be notified if the offer is extended?

   If we extend the offer, we will inform EquiServe Trust Company (which is the depositary for the Offer) of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

What are the most significant conditions to the offer?

  . We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the then outstanding shares on a fully diluted basis. We call this condition the "minimum condition." For purposes of the offer, "on a fully diluted basis" means, as of any time, on a basis that includes the number of shares of PremiumWear common stock that are actually issued and outstanding plus the maximum number of such shares that PremiumWear may be required to issue under stock options, warrants and other rights or securities exercisable or exchangeable for, or convertible into, shares of PremiumWear common stock, whether or not currently exercisable, exchangeable or convertible.

  . We are not obligated to purchase shares that are validly tendered if there is a material adverse change in PremiumWear or its business.

  . We are not obligated to purchase shares that are validly tendered if any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has not expired or been terminated or if any required governmental or third party approval of the offer or the merger is not obtained.

  . We are not obligated to purchase shares that are validly tendered if the conditions to New England Business Service's borrowing funds under its credit facility to purchase tendered shares are not satisfied. See
    Section 10.

   The offer is also subject to a number of other conditions. We can waive any of the conditions to the offer without PremiumWear's consent, other than the minimum condition. See Sections 1 and 14.

How do I tender my shares?

   If you hold your shares in your own name, you may tender your shares by completing the enclosed Letter of Transmittal and mailing your stock certificates along with the Letter of Transmittal and any other documents required by the Letter of Transmittal to EquiServe Trust Company, the depositary for the offer, in the enclosed envelope no later than the time the offer expires. See Section 3.

   If you are unable to deliver any required document or instrument to the depositary by the expiration of the offer, you may obtain additional time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3.

   If your shares are held in the name of your broker, bank or other nominee, you must instruct your nominee to tender your shares on your behalf by completing the form sent to you by the nominee and returning the form to it. See Section 3.

Until what time may I withdraw previously tendered shares?

   You may withdraw previously tendered shares at any time until the offer has expired and, if we have not accepted your shares for payment by August 7, 2000, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period discussed in Section 1. See Section 4.

What is the procedure for withdrawing previously tendered shares?

   To withdraw previously tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4.

What does PremiumWear's board of directors think of the offer?

   We are making the offer pursuant to an agreement and plan of merger between us and PremiumWear, which has been approved by PremiumWear's board of directors. PremiumWear's board unanimously:

  . determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are advisable, fair to and in the best interests of PremiumWear's stockholders;

  . approved the merger agreement, our tender offer and the merger; and

  . recommends that PremiumWear's stockholders accept the offer and tender their shares pursuant to the offer and approve and adopt the merger agreement.

  See the "Introduction."

If a majority of the shares are tendered and accepted for payment, will PremiumWear continue as a public company?

   No. Following the purchase of shares in the offer, we expect to consummate the merger of us with and into PremiumWear. If the merger takes place, PremiumWear will no longer be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held shares that PremiumWear common stock will no longer be eligible to be traded through the Nasdaq National Market or any other securities exchange, there may not be a public trading market for PremiumWear common stock and PremiumWear may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See Section 7.

Will the tender offer be followed by a merger if all shares are not tendered in the offer?

   Yes. If we accept for payment and pay for at least a majority of the shares of PremiumWear on a fully diluted basis, we, Penguin Sub, Inc., will be merged with and into PremiumWear. If the merger takes place, New England Business Service will own all of the shares of PremiumWear and all remaining stockholders of PremiumWear (other than stockholders properly exercising dissenters' rights) will receive $13.50 per share in cash (or any higher price that is paid in the offer). See the "Introduction" and Section 11.

If I decide not to tender, how will the offer affect my shares?

   If you do not tender your shares and the merger described above takes place, your shares will be cancelled and you will receive the same amount of cash per share which you would have received had you tendered your shares in the offer, subject to any dissenters' rights properly exercised under Delaware Law. Therefore, if the merger takes place, the only differences to you between tendering your shares and not tendering your shares is that you will be paid earlier and not have dissenters' rights if you tender your shares. If, however, for some reason the merger does not take place, the number of stockholders and the number of shares that are still publicly held may be so small that there no longer will be an active public trading market (or, possibly, any public trading market) for PremiumWear common stock. Also, as described above, PremiumWear may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See the "Introduction" and Section 7.

What is the market value of my shares as of a recent date?

   On May 26, 2000, the last trading day before we announced that the merger agreement was signed and that we would be commencing a tender offer, the closing price of PremiumWear common stock reported on the Nasdaq National Market was $9.875. On June 8, 2000, the last trading day before we commenced the tender offer, the closing price of PremiumWear stock reported on the Nasdaq National Market was $13.25. We encourage you to obtain a recent quotation for shares of PremiumWear common stock in deciding whether to tender your shares. See Section 6.

What are the U.S. federal income tax consequences of tendering shares?

   The receipt of cash for shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state and local income tax purposes as well. In general, a stockholder who sells shares pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the merger. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. Because individual circumstances may differ, you should consult your tax advisor to determine the particular tax effects to you. See Section 5.

To whom may I speak if I have questions about the offer?

   You may call The Altman Group, Inc. collect at (800) 206-0007 or collect at
(212) 681-9600. The Altman Group, Inc. is acting as the information agent for our tender offer. See the back cover.

To the Holders of Common Stock of PremiumWear, Inc.:

                                  INTRODUCTION

   Penguin Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of New England Business Service, Inc., a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of PremiumWear, Inc., a Delaware corporation ("PremiumWear"), including any associated rights to purchase preferred stock (the "Rights") issued pursuant to the Rights Agreement, dated as of July 25, 1997 (the "Rights Agreement") by and between PremiumWear and the Norwest Bank of Minnesota, N.A. (the shares of Common Stock and any associated Rights are herein referred to as the "Shares"), upon the terms and subject to the conditions in this Offer to Purchase and in the enclosed Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"), at the purchase price of $13.50 per Share (the "Offer Price"), net to the tendering stockholder in cash, without interest.

   The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of May 26, 2000 (the "Merger Agreement"), by and among Parent, PremiumWear and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser, and further provides that, following the purchase of Shares pursuant to the Offer and promptly after the satisfaction or waiver of certain other conditions, Purchaser will be merged with and into PremiumWear (the "Merger"). PremiumWear will continue as the surviving corporation after the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share, except for Shares owned by Parent or any subsidiary of Parent and Shares held by stockholders exercising their appraisal rights under the Delaware General Corporation Law (the "DGCL"), will be converted into the right to receive the Offer Price, net to the holder in cash, without interest. The Merger Agreement is more fully described in Section 11.

   The board of directors of PremiumWear (the "PremiumWear Board") unanimously:

  . determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of PremiumWear's stockholders;

  . approved the Merger Agreement, the Offer and the Merger; and

  . recommends that the stockholders of PremiumWear accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

   Peter J. Solomon Company Limited, financial advisor to the PremiumWear Board, has delivered a written opinion to the PremiumWear Board, dated May 26, 2000 (the "Solomon Opinion"), that, as of that date, the consideration to be received by the stockholders of PremiumWear pursuant to the Offer and the Merger is fair to them from a financial point of view. The full text of the Solomon Opinion, which describes the assumptions made, procedures followed, matters considered and limitations of the review undertaken, is included as an annex to PremiumWear's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being mailed to stockholders of PremiumWear. Stockholders are urged to read the full text of the Solomon Opinion carefully in its entirety.

   The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the Offer expires a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and (ii) the satisfaction of any conditions to Parent's borrowing under its credit facility an amount sufficient to purchase all of the outstanding Shares and to pay for the cancellation of all outstanding options to purchase Shares (the "Financing Condition"). The Offer is also subject to other terms and conditions set forth in this Offer to Purchase. See Sections 10 and 14.

   For purposes of the Offer, "on a fully diluted basis" means, as of any time, on a basis that includes the number of Shares that are actually issued and outstanding plus the maximum number of such Shares that PremiumWear may be required to issue under stock options, warrants and other rights or securities exercisable or exchangeable for, or convertible into, Shares, whether or not currently exercisable, exchangeable or convertible. PremiumWear has represented and warranted to Parent and Purchaser that, as of May 26, 2000, there were 2,567,485 Shares issued and outstanding and 382,775 Shares issuable upon the exercise of options. Neither Parent, Purchaser nor any person listed on
Schedule I hereto beneficially owns any Shares. Based on the foregoing, Purchaser believes that the Minimum Condition would be satisfied if approximately 1,475,131 Shares are validly tendered and not withdrawn prior to the expiration of the Offer.

   The Offer will expire at 5:00 p.m. New York City time, on Friday, July 7, 2000, unless extended.

   Stockholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether they charge any service fees. Purchaser will not pay such service fees. Purchaser will pay all fees and expenses of The Altman Group, Inc., as Information Agent (the "Information Agent") and EquiServe Trust Company, N.A., as Depositary (the "Depositary").

   Following the purchase of Shares pursuant to the Offer and promptly after the satisfaction or waiver of certain other conditions, Purchaser will be merged with and into PremiumWear. PremiumWear will continue as the Surviving Corporation after the Merger. Among the other conditions to the merger is the approval and adoption, if required, of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger by written consent or at a stockholder meeting without the affirmative vote of any other stockholder. PremiumWear has agreed, if stockholder approval is required and cannot be effected by written consent of Purchaser as majority stockholder of PremiumWear, to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purpose of considering and taking action upon the approval and adoption of the Merger Agreement. Parent has agreed to vote the Shares owned by Parent, Purchaser and any other subsidiaries of Parent in favor of the approval and adoption of the Merger Agreement. See Section 11.
   In addition, under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Purchaser acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any further approval of the PremiumWear Board or PremiumWear's stockholders. Even if Purchaser does not own 90% of the outstanding Shares following consummation of the Offer, Parent or Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired in open market purchases may be greater or less than the Offer Price.

   The Merger Agreement provides that, upon the purchase by Purchaser of at least a majority of the Shares pursuant to the Offer and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the PremiumWear Board so that the percentage of Parent's nominees on the PremiumWear Board equals the percentage of outstanding Shares beneficially owned by Purchaser, Parent and their affiliates; provided, however, that until the Effective Time there shall be at least two members of the PremiumWear Board who were directors as of the date of the Merger Agreement.

   PremiumWear and Norwest Bank of Minnesota, N.A., as the Rights Agent under the Rights Agreement have amended the Rights Agreement to provide that a Distribution Date (as defined in the Rights Agreement) will not be triggered, and neither Parent nor Purchaser will become an Acquiring Person (as defined in the Rights Agreement), as a result of the announcement of consummation of the Offer, the Merger or the consummation of any of the other transactions contemplated by the Merger Agreement.

   This Offer to Purchase and the related Letter of Transmittal contain important information which you should read carefully before making any decision with respect to the Offer.

                                   THE OFFER

1. Terms of the Offer.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 5:00 p.m., New York City time, on Friday, July 7, 2000, unless and until Purchaser, in accordance with the terms of the Merger Agreement, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

   The Offer is conditioned upon the satisfaction of the Minimum Condition, the Financing Condition and the other conditions set forth in Section 14. See also
Section 10. If such conditions are not satisfied prior to the Expiration Date, Purchaser reserves the right, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), to (i) decline to purchase any Shares tendered in the Offer, terminate the Offer and return all tendered Shares to the tendering stockholders, (ii) waive any or all conditions to the Offer (other than the Minimum Condition) and, to the extent permitted by applicable law, purchase all Shares validly tendered and not withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain all Shares which have been validly tendered and not withdrawn during the period or periods for which the Offer is extended or (iv) modify the terms of the Offer. The Merger Agreement provides that Purchaser will not waive the Minimum Condition, reduce the Offer Price, impose additional conditions to the Offer, change the form of consideration to be paid in the Offer, reduce the number of Shares subject to the Offer, or make any other change to the Offer which is materially adverse to the holders of the Shares without the prior written consent of PremiumWear.

   Subject to the terms of the Merger Agreement, Purchaser may, from time to time, in its sole discretion, extend the Expiration Date of the Offer; provided, however, that the Expiration Date may not be extended beyond September 23, 2000. In addition, Purchaser may (but is not obligated to) increase the amount it offers to pay per Share in the Offer, and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of PremiumWear.

   Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") permits Purchaser, subject to certain conditions, to provide a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time from three business days to 20 business days in length, beginning after Purchaser purchases Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer Price. During a Subsequent Offering Period, Purchaser will promptly purchase and pay for all Shares tendered at the same price paid in the Offer.

   Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to terminate the Offer if any of the conditions set forth in Section 14 have not been satisfied and (ii) to waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. If Purchaser accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not properly withdrawn, and will promptly pay for all Shares so accepted for payment.

   Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c), 14d-6(d) and 14e-1(d) under the Exchange Act. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(g) under the Exchange Act. Without limiting the obligation of Purchaser under such Rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to Business Wire.

   If Purchaser extends the Offer, or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of, or payment for, Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

   If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition, such as the Minimum Condition, is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of Shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

   PremiumWear has provided Purchaser with PremiumWear's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares and will be furnished by Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment.

   Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay, promptly after the Expiration Date, for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4.

   In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined below) with respect thereto), (ii) a Letter of Transmittal (or an exact copy thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 below) and
(iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any holder of Shares pursuant to the Offer will be the highest per Share consideration paid to any other holder of such Shares pursuant to the Offer.

   For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders.

   Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making such payment.

   Purchaser reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply with any applicable law. If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment, or pay for, Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (including such rights as are set forth in Sections 1 and 14, but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4.

   If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates evidencing Shares not tendered or not accepted for purchase will be returned to the tendering stockholder, or such other person as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedures set forth in Section 3, such Shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Shares delivered by book-entry transfer, any such Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.

   Purchaser reserves the right to transfer or assign, in whole or in part, to Parent or to any direct or indirect wholly owned subsidiary of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares.

   Valid Tender. For Shares to be validly tendered pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or an exact copy thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

   Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or an exact copy), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents must be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

   The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

   The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) of Shares (which term, for purposes of this Section, includes any participant in the Book Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) tendered therewith and that registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) which is a participant in good standing in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 3 and 5 to the Letter of Transmittal.

   If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as stated above. See Instruction 5 to the Letter of Transmittal.

   Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all of the following conditions are met:

     (i) such tender is made by or through an Eligible Institution;

     (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

     (iii) the certificates for (or a Book-Entry Confirmation with respect to) such Shares, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq National Market is open for business.

   The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

   Upon the acceptance of Shares for payment pursuant to the Offer, the valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser, upon the terms and subject to the conditions of the Offer.

   Appointment. By executing the Letter of Transmittal as set forth above (including delivery through an Agent's Message), the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder's attorneys-in-fact and proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser, and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such purchased Shares. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if, as and when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder and, if given, will not be deemed effective. The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of PremiumWear's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

   Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for which, may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, subject to the provisions of the Merger Agreement, to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the

Merger Agreement, Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

   Backup Withholding. Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold 31% of the amount of any payments of cash pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payment to certain stockholders of the purchase price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign stockholders should complete and sign a Form W-8, Certificate of Foreign Status (a copy of which may be obtained from the Depositary), in order to avoid backup withholding. See Instruction 9 of the Letter of Transmittal.

4. Withdrawal Rights.

   Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless previously accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 7, 2000.

   For a withdrawal to be effective, a written or faxed transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary, and unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

   Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 any time prior to the Expiration Date.

   No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1.

   If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of

Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

   The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Premium Wear whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into cash in the Merger. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular stockholder of PremiumWear or to stockholders of PremiumWear subject to special treatment under federal income tax laws (e.g., banks and certain other financial institutions, insurance companies and tax-exempt organizations). This discussion is limited to stockholders of PremiumWear who hold their Shares as capital assets and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation. This discussion does not discuss the United States federal income tax consequences to any stockholder of PremiumWear who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

   Stockholders of PremiumWear must consult their own tax advisors as to the United States federal income tax consequences of the Offer and the Merger, as well as the effects of state, local and foreign tax laws.

   The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and likely be a taxable event for state and local income tax purposes as well. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss if a stockholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder's capital losses.

   A stockholder whose Shares are purchased in the Offer may be subject to 31% backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3.

6. Price Range of the Shares.

   The Shares are traded on the Nasdaq National Market under the symbol "WEAR." Prior to December 15, 1999, the Shares were traded on the New York Stock Exchange under the symbol "PWA". The following table reflects the high and low sales prices of the Shares as reported by the Nasdaq National Market and the New York Stock Exchange, as the case may be, for the periods indicated.

PremiumWear, Inc.

                                                                   High   Low
                                                                  ------ ------
   Year Ended January 2, 1999
     First Quarter............................................... $6.000 $4.688
     Second Quarter..............................................  5.688  4.563
     Third Quarter...............................................  8.000  4.875
     Fourth Quarter..............................................  7.875  5.875
   Year Ended January 1, 2000
     First Quarter...............................................  7.188  4.750
     Second Quarter..............................................  5.875  4.250
     Third Quarter...............................................  6.250  4.438
     Fourth Quarter..............................................  6.000  5.000
   Year Ending January 6, 2001
     First Quarter...............................................  9.625  5.250
     Second Quarter through June 8, 2000......................... 13.438  6.625

   On May 26, 2000, the last full day of trading before the execution of the Merger Agreement was publicly announced, the closing price of the Shares on the Nasdaq National Market was $9.875 per Share. On June 8, 2000, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the Nasdaq National Market was $13.25 per Share.

   You are urged to obtain a current market quote for the Shares.

7. Certain Effects of the Offer; Nasdaq and Exchange Act Registration.

   The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares and could thereby adversely affect the liquidity and market value of the remaining publicly held Shares.

   Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion on the Nasdaq National Market, which requires that an issuer either (i) have at least 750,000 publicly held shares, held by at least 400 round-lot stockholders, with a market value of at least $5,000,000, net tangible assets (total assets (excluding goodwill) minus liabilities) of at least $4,000,000 and have a minimum bid price of $1, or (ii) have at least 1,100,000 publicly held shares, held by at least 400 round-lot stockholders, with a market value of at least $15,000,000, have a minimum bid price of $5 and have either (A) a market capitalization of at least $50,000,000 or (B) total assets and revenues each of at least $50,000,000. Shares held directly or indirectly by an officer or director of PremiumWear or by a beneficial owner of more than 10% of the Shares will ordinarily not be considered as being publicly held for purposes of these standards. Parent currently intends to cause PremiumWear to delist the Shares from the Nasdaq National Market as soon as reasonably practicable after consummation of the Offer and the Merger. If the Nasdaq National Market were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, as described below, and other factors. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

   Margin Regulations. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying, or trading in securities ("Purpose Loans"). Depending upon factors similar to those described above regarding the continued listing, public trading, and market quotations of the Shares, it is possible that, following the purchase of the Shares pursuant to the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for Purpose Loans made by brokers.

   Exchange Act Registration. The Shares are currently registered under the Exchange Act. This registration may be terminated upon application by PremiumWear to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by PremiumWear to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirements of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. In addition, "affiliates" of PremiumWear and persons holding "restricted securities" of PremiumWear may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for stock exchange listing or Nasdaq National Market reporting. Parent currently intends to cause PremiumWear to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Offer as the requirements for termination of registration are met.

8. Information Concerning PremiumWear.

   General. PremiumWear is a Delaware corporation with its principal offices located at 5500 Feltl Road, Minnetonka, Minnesota 55343-7902. PremiumWear's telephone number is (612) 979-1700. PremiumWear designs, sources and markets knit and woven shirts and other apparel and accessories to the promotional products/advertising specialty industry and to golf pro and resort shops. PremiumWear's products are marketed under its Page & Tuttle(R) and Pickering brands and the licensed Munsingwear(R) and Field & Stream(R) brands. PremiumWear markets on a commission basis additional, complementary branded products to the promotional products/advertising specialty industry. These branded product lines include: California Outerwear, Burk's Bay(TM) leather outerwear and accessories, Winona Knitting Mills sweaters, CROAKIES(R) eyewear restraints and other accessories, and Softspikes(R) golf accessories.

   Available Information. The Shares are registered under the Exchange Act. Accordingly, PremiumWear is subject to the information filing requirements of the Exchange Act and is required to file periodic reports, proxy statements, and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning PremiumWear's directors and officers (including their remuneration, stock options granted to them, and Shares held by them), the principal holders of PremiumWear's securities, and any material interest of those persons in transactions with PremiumWear is required to be disclosed in proxy statements and annual reports distributed to PremiumWear's stockholders and filed with the SEC. Such reports, proxy statements, and other information are available for inspection and copying at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven

World Trade Center, Suite 1300, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet site on the World Wide Web at "http://www.sec.gov" that contains reports, proxy statements, and other information. In addition, such material should also be available for inspection at the Nasdaq National Market's offices located at 1735 K Street, N.W., Washington, D.C. 20006.

   Summary Financial Information. Set forth below is selected consolidated financial information with respect to PremiumWear, excerpted or derived from PremiumWear's annual report on Form 10-K for the fiscal year ended January 1, 2000 (the "PremiumWear 10-K") and PremiumWear's quarterly report on Form 10-Q for the fiscal quarter ended April 1, 2000 (the "PremiumWear 10-Q"), each as filed with the SEC pursuant to the Exchange Act. Parent and Purchaser make no representation as to the accuracy of such financial information. More comprehensive financial information is included in the PremiumWear 10-K, the PremiumWear 10-Q, and other documents filed by PremiumWear with the SEC, including the financial information and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the SEC in the manner set forth above.

                               PREMIUMWEAR, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (in thousands of dollars, except per share data)

                                             Fiscal              Fiscal
                                         Quarter Ended,        Year Ended,
                                        ----------------- ---------------------
                                        April 1, April 3, January 1, January 2,
                                          2000     1999      2000       1999
                                        -------- -------- ---------- ----------
                                           (unaudited)
Operating Data:
Net sales.............................. $13,091  $ 8,998   $45,647    $42,445
Commission income......................     581       49     1,305        --
Operating income.......................     890      453     2,280      1,883
Net income.............................     497      290     1,432      1,453
Basic net income per share.............    0.19     0.12      0.57       0.63
Diluted net income per share...........    0.19     0.12      0.56       0.60
Balance Sheet Data (at end of period):
Total current assets...................  22,566   19,553    23,304     19,846
Total current liabilities..............   5,757    5,699     8,681      5,022
Total long-term liabilities............   2,877      695     1,594        695
Stockholders' equity...................  22,391   18,460    21,528     16,803

   Financial Projections. PremiumWear does not, as a matter of course, make public forecasts or projections as to its future financial performance. However, in connection with Parent's review of the transactions contemplated by the Merger Agreement, PremiumWear provided Parent with certain projected financial information concerning PremiumWear. Such information included, among other things, PremiumWear's projections of total revenue, net income and earnings per share. These projections reflect PremiumWear's best case estimates based on numerous assumptions, including the addition of new product lines and license arrangements and successful execution of several marketing, distribution and organizational initiatives. Set forth below is a summary of these projections. These projections should be read together with the financial statements of PremiumWear that can be obtained from the SEC as described above.

   The projections below were not prepared with a view to public disclosure or in compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants regarding projections.

   The projections, while presented with numerical specificity, are forward-looking statements that are based on myriad estimates and assumptions, including, but not limited to, those listed below. These estimates and assumptions involve judgments with respect to, among other things, future economic and competitive conditions, inflation rates, and future business conditions. These estimates and assumptions may not be realized and are inherently subject to significant business, economic, and competitive uncertainties, many of which are beyond the control of PremiumWear. Therefore, there can be no assurance that the projections below will prove to be reliable estimates of probable future performance. It is quite likely that actual results will vary materially from these estimates. In light of the uncertainties inherent in projections of any kind, the inclusion of projections in this Offer should not be regarded as a representation by any party that the estimated results will be realized. There can be no assurances in this regard. The projections were not prepared in accordance with generally accepted accounting principles and were not audited or reviewed by any independent accounting firm, nor did any independent accounting firm perform any other services with respect to these projections. None of Parent, Purchaser, PremiumWear or any other person assumes any responsibility for the accuracy of such projections.

                                         Projected Projected Projected Projected
                                          Fiscal    Fiscal    Fiscal    Fiscal
                                           2000      2001      2002      2003
                                         --------- --------- --------- ---------
                                         ($ in thousands, except per share data)
   Total sales..........................  $55,800  $101,000  $128,550  $160,205
   Commission income....................    1,910         0         0         0
   Total revenue........................   57,710   101,000   128,550   160,205
   Total net income.....................    3,261     4,671     6,616     7,047
   Earnings per share...................     1.21      1.67      2.28      2.35

9. Information Concerning Parent and Purchaser.

   Parent is a Delaware corporation with its principal executive offices located at 500 Main Street, Groton, Massachusetts 01471. Parent's telephone number is (978) 448-6111. Parent was founded in 1952, incorporated in Massachusetts in 1955 and reincorporated in Delaware in 1986. Parent designs, produces and distributes business forms, checks, envelopes, labels, greeting cards, signs, stationery and related printed products and distributes packaging, shipping and warehouse supplies, software, work clothing, advertising specialties and other business products through direct mail, direct sales, telesales, dealers and the internet to small businesses throughout the United States, Canada, the United Kingdom and France.

   Purchaser is a Delaware corporation with its principal executive offices located at 500 Main Street, Groton, Massachusetts 01471. Purchaser's telephone number is (978) 448-6111. Purchaser was established in April 2000 for the sole purpose of enabling the transactions contemplated by this Offer and the Merger Agreement. All of the outstanding capital stock of Purchaser is owned directly by Parent.

   The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of the executive officers and directors of Parent and Purchaser is set forth in Schedule I of this Offer to Purchase.

   Except as described above and elsewhere in this Offer to Purchase, (i) none of Parent or Purchaser or, to the best of Parent's or Purchaser's knowledge, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Parent or any of the persons so listed, beneficially owns or has any right to acquire directly or indirectly any Shares or has any contract, arrangement, understanding, or relationship with any other person with respect to any Shares, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Shares, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, and
(ii) none of Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the other persons referred to above, or any of the respective directors, executive officers, or subsidiaries of any of the foregoing, has effected any transaction in any Shares during the past 60 days.

   Except as set forth in this Offer to Purchase, neither Parent or Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed on
Schedule I, has had any transaction with PremiumWear or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as reflected in this Offer to Purchase, there have been no contracts, negotiations, or transactions between Parent, or any of its subsidiaries or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer, on the one hand, and PremiumWear or its affiliates, on the other hand, concerning: a merger, consolidation, or acquisition; a tender offer for, or other acquisition of, securities of any class of PremiumWear, an election of directors of PremiumWear; or a sale or other transfer of a material amount of assets of PremiumWear or any of its subsidiaries.

   Available Information. Parent is subject to the information filing requirements of the Exchange Act and is required to file periodic reports, proxy statements, and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers (including their remuneration, stock options granted to them, and Shares held by them), the principal holders of Parent's securities, and any material interest of those persons in transactions with Parent is required to be disclosed in proxy statements and annual reports distributed to Parent's stockholders and filed with the SEC. Such reports, proxy statements, and other information are available for inspection and copying at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the SEC's customary fees, from the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an Internet site on the World Wide Web at "http://www.sec.gov" that contains reports, proxy statements, and other information. In addition, such material should also be available for inspection at the New York Stock Exchange's offices located at 20 Broad Street, New York, New York 10005.

10. Source and Amount of Funds.

   The Offer is conditioned upon, among other things, the Financing Condition. The total amount of funds required to purchase all of the Shares in the Offer and the Merger, to pay for the cancellation of all options to purchase Shares (collectively, the "PremiumWear Options") granted under any of PremiumWear's stock option plans or arrangements in exchange for a cash payment and pay related fees and expenses is estimated to be approximately $38,752,000. The Purchaser expects to obtain all of its funds from equity contributions from Parent.

   Parent expects to fund its equity contribution to the Purchaser from borrowings under its unsecured Amended and Restated Revolving Credit Agreement dated as of December 18, 1997, as amended (the "Credit Agreement"), by and among Parent, Fleet National Bank ("Fleet") and the other lending institutions party thereto (collectively, the "Banks"), and Fleet, as agent and as documentation agent for itself and the other Banks. The Credit Agreement provides for total borrowing commitments from the Banks equal to $200,000,000. Borrowings under the Credit Agreement mature on December 18, 2002, the date on which the Credit Agreement expires.

   As of June 9, 2000, Parent had approximately $137,000,000 in outstanding borrowings under the Credit Agreement. Parent has represented and warranted to PremiumWear that it will keep available undrawn borrowing capacity under the Credit Agreement in an amount not less than the aggregate amount required to purchase all of the outstanding Shares and to pay for the cancellation of all outstanding options to purchase Shares.

   Various interest rate options are available under the Credit Agreement, including rates tied to Fleet's base rate (currently 9.5% per annum), eurodollar interbank offered rates and competitive bid rates. Accrued interest is payable quarterly with respect to base rate loans, and for the applicable interest rate period with respect to the other interest rate options (1 to 6 months for eurodollar interbank offered rates and 7 to 180 days for competitive bid rates). Based on such rates at the date of this Offer and assuming no change, Parent estimates that the effective interest rate under the Credit Agreement for borrowings to fund its equity contribution to the Purchaser would approximate 7.4%.

   The Credit Agreement provides for usual and customary conditions to borrowings, which include (i) no default existing under the Credit Agreement,
(ii) representations and warranties being true and correct, except to the extent of changes resulting from transactions contemplated or permitted by the Credit Agreement and changes occurring in the ordinary course of business that are not materially adverse, (iii) no change having occurred in any law that would make it illegal for the Banks to make the loans under the Credit Agreement, and (iv) the Banks having received statements required for the purpose of compliance with applicable banking regulations.

   No alternative financing plans or arrangements have been made in the event Parent is unable to borrow sufficient funds under the Credit Agreement in connection with the Offer and the Merger. The Purchaser will not be obligated to accept Shares for payment pursuant to the Offer if any condition to Parent's borrowing under the Credit Agreement an amount sufficient to purchase all the Shares in the Offer and the Merger and make the aggregate payments required in connection with the cancellation of the Options has not been satisfied.

   The Credit Agreement contains certain financial covenants relating to Parent's consolidated net worth, leverage and fixed charge coverages. It also contains other affirmative and negative covenants that are customary and usual for unsecured credit facilities, including limitations on Parent's mergers and acquisitions activities, except for certain intercompany transactions and certain "permitted acquisitions." The Offer and the Merger and the transactions contemplated thereby constitute a "permitted acquisition" under the Credit Agreement provided that, among other things, the Offer expires on or before July 15, 2000.

   In connection with the Credit Agreement, Parent has agreed to indemnify and hold harmless the Banks from and against any and all claims, actions, suits, liabilities, losses damages and expenses arising out of the Credit Agreement and the transactions contemplated thereby. Parent's obligations under the Credit Agreement are guaranteed by each of its U.S. operating subsidiaries.

   Parent intends to repay borrowings under the Credit Agreement from working capital and funds provided by future operations, and to refinance any outstanding borrowings on the maturity date. While Parent has made no specific arrangements in this regard at present, it believes that it will be able to obtain such refinancing on commercially reasonable terms.

11. Background of the Transaction; Purpose of the Offer and the Merger; the Merger Agreement and Other Arrangements.

Background of the Transaction

   Throughout 1999, members of Parent's management evaluated various alternative strategies for securing a reliable source of supply for Parent's personalized clothing/work wear product line. Parent first identified PremiumWear as a potential source of supply through its research of public companies, and in November 1999, Mr. Ron Doyle, division vice president of Parent's personalized clothing/work wear product line, telephoned Mr. Thomas D. Gleason, chairman of the PremiumWear Board, seeking to initiate discussions in this regard.

   On November 23, 1999, Mr. Robert J. Murray, chairman and chief executive officer of Parent, and Mr. Joel S. Hughes, senior vice president, corporate channel marketing of Parent, telephoned Mr. Gleason to inform him of Parent's interest in evaluating PremiumWear as a vendor. They described Parent's personalized clothing/work wear business to Mr. Gleason, and subsequently sent Mr. Gleason background materials regarding Parent and its businesses. On November 24, 1999, Messrs. Murray and Hughes spoke again with Mr. Gleason by telephone, confirmed that Mr. Gleason had received the background materials and arranged for representatives of Parent to meet with representatives of PremiumWear at PremiumWear's facilities.

   On December 8, 1999, Messrs. Hughes and Doyle met with Mr. Timothy C. Klouda, president of the promotional products division of PremiumWear, at PremiumWear's Clarksville, Tennessee distribution center. Mr. Klouda gave Messrs. Hughes and Doyle a tour of the facility and introduced them to the facility's supervisory staff. Messrs. Hughes, Doyle and Klouda then traveled to PremiumWear's Minnetonka, Minnesota headquarters, and on December 9, 1999, Mr. Klouda gave Messrs. Hughes and Doyle a tour of the Minnetonka facility and introduced them to Mr. David E. Berg, president and chief executive officer of PremiumWear, Ms. Cynthia L. Boeddeker, vice president of operations of PremiumWear, and Mr. James S. Bury, chief financial officer of PremiumWear. The discussions at these meetings related to a possible supply relationship between PremiumWear and Parent.

   Based on a favorable report from Messrs. Hughes and Doyle following this business trip, Mr. Murray directed Parent's management to begin consideration of PremiumWear as a potential acquisition candidate. On January 10, 2000, Mr. Murray telephoned Mr. Gleason to arrange a meeting between the two of them and sent Mr. Gleason additional information regarding Parent.

   On January 25, 2000, Mr. Murray met with Mr. Gleason in Naples, Florida. They discussed the business plans of both companies, and Mr. Murray asked Mr. Gleason to consider whether a business combination of PremiumWear and Parent would be advantageous to both companies. Mr. Gleason agreed that further exploratory discussions were desirable, and he agreed with Mr. Murray to arrange a meeting for PremiumWear's senior management to visit Parent's headquarters in Groton, Massachusetts.

   On various occasions between January 25 and February 15, 2000, Mr. Murray spoke with Mr. Gleason and/or Mr. Berg by telephone with respect to the logistics of the upcoming meeting, and on February 10, 2000, Parent and PremiumWear entered into a mutual non-disclosure agreement to facilitate the discussions between the two companies relating to a possible business combination transaction.

   On February 16, 2000, Messrs. Gleason, Berg and Klouda traveled to Groton, Massachusetts and met with Messrs. Murray, Hughes and Doyle, Mr. Daniel M. Junius, senior vice president and chief financial officer of Parent, and other members of Parent's management. Parent's representatives described its business and strategic plans. In the course of these discussions representatives of both companies acknowledged that a business relationship between the two companies, possibly in the form of a strategic alliance or a business combination, could be mutually advantageous.

   On various occasions between February 17 and March 10, 2000, Mr. Murray spoke with Mr. Gleason or Mr. Berg by telephone with respect to the logistics of a planned visit by Messrs. Murray, Hughes and Junius to PremiumWear's Minnetonka offices on March 11, 2000. At the same time, Mr. Murray spoke by telephone at various times during this period with Mr. Gleason, Mr. Gleason's legal representative and representatives of Arthur Andersen LLP, PremiumWear's independent accountants, regarding the net operating loss carry forward of PremiumWear and the tax consequences to Mr. Gleason of an acquisition of PremiumWear by Parent. On April 18, 2000, Mr. Murray sent a package of background materials describing Parent to each of PremiumWear's outside directors.

   In a telephone conversation on February 20, 2000, Mr. Gleason spoke with Mr. Murray who indicated that Parent was prepared to submit an acquisition proposal in the amount of $10 per share in cash. Mr. Gleason indicated to Mr. Murray that he did not think the PremiumWear Board would be receptive to such a proposal.

   In a telephone conversation on February 22, 2000, Mr. Gleason described to Messrs. Murray and Junius his ideas about ways to value PremiumWear's business.

   At a meeting of the PremiumWear Board held on February 23, 2000, Mr. Gleason reported on his discussions with Parent, including the price per share Mr. Murray had indicated Parent was prepared to propose. The PremiumWear Board advised Mr. Gleason to continue discussions but that a $10 per share price was unacceptable.

   At a special telephonic meeting of the PremiumWear Board held on March 1, 2000, Mr. Gleason reported that in discussions subsequent to the February 23rd meeting of the PremiumWear Board, Mr. Murray had indicated that Parent was prepared to submit an acquisition proposal in the range of $10-$12 per share in cash. The PremiumWear Board had a general discussion regarding the merits of the proposal and a strategic business combination with Parent and instructed Mr. Gleason to continue discussions with Mr. Murray. The PremiumWear Board also indicated to Mr. Gleason that the $10-$12 per share price range was still too low but that it would consider an offer in the range of $13-$14 per share. Messrs. Berg and Klouda indicated that they would like to investigate the merits of a management buyout in light of the expression of interest by Parent. Thereupon, Messrs. Berg and Klouda excused themselves from the meeting.

   Following the PremiumWear Board meeting on March 1, 2000, Mr. Gleason spoke further with Mr. Murray about matters related to a possible business combination, including base and best case projections for PremiumWear.

   Following that discussion, Mr. Bury provided Mr. Junius with the best case projections, and in a telephone call on March 2, 2000, Mr. Gleason reviewed those projections with Messrs. Murray and Junius.

   At Mr. Gleason's request, on March 8, 2000 Mr. Junius sent a letter (the "March 8 Letter") addressed to Mr. Gleason containing Parent's non-binding indication of interest relating to a possible acquisition of PremiumWear. In the March 8 Letter, Mr. Junius indicated that Parent would be interested in acquiring 100% of the Shares at a price in the range of $13 to $14 per share, payable in cash.

   In the March 8 Letter, Mr. Junius further indicated that Parent was confident that it would be able to obtain sufficient funds for the proposed acquisition from the lenders under its existing credit facility, that before entering into a definitive agreement Parent would have to be satisfied with its due diligence review of PremiumWear's business and operations, and that the definitive agreement would require the approval of Parent's Board of Directors. At Mr. Gleason's request, on March 10, 2000, Mr. Junius sent a second letter (the "March 10 Letter") addressed to Mr. Gleason containing substantially the same terms as the March 8 Letter.

   On March 11 and 12, 2000, Messrs. Murray, Hughes and Junius traveled to PremiumWear's offices in Minnetonka and met with Messrs. Berg, Bury and Klouda and Ms. Boeddeker. Discussions at these meetings concerned how the two companies might work together.

   As a result of the March 11 and 12 discussions, Mr. Murray spoke with Mr. Gleason by telephone several times between March 13 and 15, 2000, at which time he reiterated Parent's interest in submitting an acquisition proposal within the $13-$14 per share price range for the consideration of the PremiumWear Board.

   On March 16, 2000, Mr. Murray sent a letter (the "March 16 Letter") addressed to Mr. Gleason containing Parent's proposal for the acquisition of PremiumWear. In the March 16 Letter, Mr. Murray indicated that Parent proposed to acquire 100% of the Shares for $13.25 in cash per share. The March 16 Letter also recapitulated the other terms contained in the March 8 Letter and the March 10 Letter.

   At a special meeting on March 21, 2000, the PremiumWear Board met again and, in light of Messrs. Berg and Klouda's previously expressed interest in investigating a management buyout of PremiumWear, appointed all directors with the exception of Messrs. Berg and Klouda to serve on a special committee for the purpose of evaluating the proposed offer from Parent. Mr. Gleason reported that he had received from Parent the March 16 Letter. The special committee of the PremiumWear Board discussed the March 16 Letter in detail and instructed Mr. Gleason to continue discussions with Parent to determine what other terms and conditions would be part of any proposed transaction with Parent. The special committee of the PremiumWear Board also discussed the tax and financial impact of the proposed transaction price on the officers and directors of PremiumWear. In light of PremiumWear's recent financial performance, the special committee of the PremiumWear Board instructed the compensation committee of the PremiumWear Board to take any necessary action to minimize or eliminate any adverse financial or tax impact to Messrs. Gleason and Mr. Berg in the event an agreement was reached within the financial parameters expressed by Parent.

   On March 22, 2000, Mr. Murray sent two letters to Mr. Berg outlining the terms of proposed employment arrangements for Mr. Berg and for Messrs. Bury, Klouda and Dennis G. Lenz, executive vice president of the promotional products division of PremiumWear, and Ms. Boeddeker in connection with the proposed acquisition of PremiumWear by Parent. The letters stated that the proposed employment arrangements were subject to the negotiation, execution and delivery of definitive employment agreements containing terms mutually satisfactory to the executives and Parent.

   In a telephone conversation on March 27, 2000 between Mr. Craig Barrows, Vice President, General Counsel and Secretary of Parent, Mr. Gleason and representatives of Lindquist & Vennum PLLP, PremiumWear's legal counsel, Mr. Barrows described Parent's contemplated structure for the proposed acquisition, consisting of a first-step cash tender offer for all outstanding shares, to be followed by a second-step merger in which all shares not tendered would be cashed out at the tender offer price. He also described a stock option that Parent would be requesting from PremiumWear, pursuant to which Parent would be granted the right to purchase, under certain circumstances, Shares in an amount up to 19.9% of the then outstanding Shares.

   In late March, 2000, Mr. Junius contacted Mr. Gleason to arrange a due diligence meeting regarding PremiumWear's business and operations. Mr. Gleason then coordinated the time for the due diligence meeting.

   On April 5 and 6, 2000, Messrs. Junius, Barrows and David G. Foster, vice president and controller of Parent, and representatives of Deloitte & Touche LLP, Parent's independent accountants, traveled to Minneapolis, Minnesota to conduct a due diligence review with respect to PremiumWear's business and operations. Messrs. Junius, Barrows and Foster reviewed written materials provided by PremiumWear at the offices of Lindquist & Vennum, and met there with Messrs. Bury and Thomas H. Bird, controller of PremiumWear. Deloitte & Touche's representatives met with representatives of Arthur Andersen at the latter's offices to review materials relating to PremiumWear's recently completed audit.

   On April 11, 2000, Parent's legal representatives, Skadden, Arps, Slate, Meagher & Flom LLP, distributed to PremiumWear's legal representatives first drafts of the Merger Agreement and the proposed stock option agreement.

   On April 17, 2000, Mr. Murray distributed a draft of Mr. Berg's proposed employment agreement.

   On April 19, 2000, PremiumWear's legal representatives sent a letter to Mr. Barrows regarding the proposed stock option agreement and the non-solicitation and termination fee provisions contained in the draft Merger Agreement.

   On April 19, 2000, Mr. Gleason sent a letter to Mr. Murray outlining a proposed employment or consulting agreement to replace his change in control severance agreement.

   On April 20, 2000, PremiumWear's legal representatives distributed additional comments on the Merger Agreement.

   On April 21, 2000, Mr. Junius distributed drafts of the proposed employment agreements to Messrs. Berg, Bury, Klouda and Lenz and Ms. Boeddeker.

   Between April 6 and April 23, 2000, various telephone conversations occurred between members of Parent's and PremiumWear's management and legal representatives regarding additional due diligence items and related matters.

   At a telephonic meeting of the PremiumWear Board on April 18, 2000, Mr. Gleason reported that Messrs. Berg and Klouda had terminated their investigation of a management buyout. Accordingly, the PremiumWear Board determined to dissolve the previously appointed special committee. Mr. Gleason then reported on the status of the negotiations with Parent. The compensation committee of the PremiumWear Board also reported on the impact of the proposed transaction on management at which time the PremiumWear Board ratified the compensation committee's approval of modifications to Mr. Gleason's change in control severance agreement and stock option agreement and Mr. Berg's change in control severance agreement.

   Beginning on April 24, 2000, Parent's and PremiumWear's legal representatives, together with Messrs. Junius, Barrows and Bury, met in the Boston offices of Skadden, Arps, Slate, Meagher & Flom LLP to negotiate the terms of the Merger Agreement. Mr. Gleason joined those discussions in the afternoon of April 24, 2000.

   On April 25, 2000, Parent's Board of Directors held a special meeting to consider the terms of the proposed acquisition of PremiumWear. Members of Parent's management and Parent's legal representatives briefed the directors on the status of negotiations concerning the Merger Agreement, the employment agreements with the named PremiumWear executives, and the consulting arrangement with Mr. Gleason. Management was directed to continue negotiations, with the understanding that definitive terms of the transaction would be presented to the directors for consideration at a subsequent meeting.

   Discussions between Parent's and PremiumWear's legal representatives, together with Messrs. Junius, Barrows and Gleason, resumed on the morning of April 26, 2000. At this time Mr. Murray joined the discussions, and Mr. Gleason announced that PremiumWear's Board of Directors had met telephonically and had determined that they intended to obtain a fairness opinion from an independent financial advisor with respect to the proposed transaction. The parties discussed open issues under the Merger Agreement and Mr. Gleason's proposal regarding a continuing employment or consulting arrangement with Parent.

   Between April 26 and May 22, 2000, Parent's and PremiumWear's management and legal representatives and the named PremiumWear executives' legal representative continued to negotiate and exchange drafts of the Merger Agreement, the employment agreements with the named executives and the consulting agreement with Mr. Gleason.

   In a telephone conversation on May 22, 2000, Mr. Murray informed Mr. Gleason that he believed that the parties had come to a final understanding with respect to the various agreements, and that he was prepared to submit the transaction to Parent's Board of Directors for their consideration. At this time Mr. Gleason informed Mr. Murray that, based on the report prepared by PremiumWear's independent financial advisor, he was not confident that the PremiumWear Board would approve a transaction at the proposed $13.25 per share price. After further discussions, Mr. Murray offered to raise the transaction price to $13.50 per share, and Mr. Gleason agreed to submit the proposed transaction at $13.50 per share to PremiumWear's Board of Directors for their consideration.

   At a special meeting held on May 25, 2000, PremiumWear's independent financial advisor reported that it would deliver an opinion that the $13.50 price is fair to the stockholders. Thereafter, the PremiumWear Board approved the terms of the Merger Agreement and the employment and consulting agreements negotiated by Parent with the named executives and Mr. Gleason.

   At a special meeting held on May 26, 2000, Parent's Board of Directors approved the terms of the Merger Agreement and Mr. Gleason's consulting agreement. Thereafter, Parent's and PremiumWear's legal representatives finalized the Merger Agreement, and the Merger Agreement, the employment agreements, the amendments to the named executives' change in control severance agreements, and Mr. Gleason's consulting agreement were executed and delivered.

   On May 30, 2000, Parent and PremiumWear issued press releases announcing the execution of the Merger Agreement.

   On June 9, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

Purpose of the Offer and the Merger

   The purpose of the Offer is to enable Parent to acquire control of, and the entire equity interest in, PremiumWear. The purpose of the Merger is for Parent to acquire all of the equity interest in PremiumWear not acquired by Parent pursuant to the Offer. Upon consummation of the Merger, PremiumWear will become a wholly owned subsidiary of Parent.

   Among the other conditions to the merger is the approval and adoption, if required, of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger by written consent or at a stockholder meeting without the affirmative vote of any other stockholder. PremiumWear has agreed, if stockholder approval is required and cannot be effected by written consent of Purchaser as majority stockholder of PremiumWear, to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purpose of considering and taking action upon the approval and adoption of the Merger Agreement. Parent has agreed to vote the Shares owned by Parent, Purchaser and any other subsidiaries of Parent in favor of the approval and adoption of the Merger Agreement.

   In addition, under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Purchaser acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any further approval of the PremiumWear Board or PremiumWear's stockholders. Even if Purchaser does not own 90% of the outstanding Shares following consummation of the Offer, Parent or Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger.

   Parent has structured this transaction as a cash tender offer to be followed by a cash merger. Parent believes this structure will effect a prompt and orderly transfer of ownership of PremiumWear from PremiumWear's public stockholders to Parent and Purchaser. It will also effect the prompt delivery of cash to stockholders for all of their Shares.

   Stockholders of PremiumWear who sell their Shares in the Offer will cease to have any equity interest in PremiumWear or to participate in its earnings and any future growth. If the Merger is consummated, PremiumWear's stockholders will no longer have an equity interest in PremiumWear and instead will have only the right to receive cash consideration pursuant to the Merger Agreement. See Section 12. Similarly, the stockholders of PremiumWear will not bear the risk of any decrease in the value of PremiumWear after selling their Shares in the Offer or the subsequent Merger.

   The primary benefits of the Offer and the Merger to the stockholders of PremiumWear are that such stockholders are being afforded an opportunity to sell all of their Shares for cash at a price which represents a premium of approximately 37% over the closing market price of the Shares on the last full trading day prior to the public announcement that PremiumWear, Parent and Purchaser executed the Merger Agreement.

The Merger Agreement

   The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission as an exhibit to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC in connection with the Offer (the "Schedule TO"). The Merger Agreement may be examined, and copies obtained, as set forth in Section 9.

   The Offer. The Merger Agreement provides that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, Purchaser will accept for payment and pay for Shares tendered and not withdrawn on or prior to the Expiration Date. The Merger Agreement provides that Purchaser will not: (i) waive the Minimum Condition; (ii) reduce the number of Shares to be purchased in the Offer; (iii) reduce the Offer Price; (iv) impose additional conditions to the Offer; (v) change the form of consideration payable in the Offer; or
(vi) make any other change in the terms or conditions of the Offer which is materially adverse to the holders of Shares. Except as described in the preceding sentence, Parent and Purchaser may, without the consent of PremiumWear, waive any of the conditions to the Offer or modify the terms of the Offer, including to extend the Offer from time to time; provided, however, that the Offer shall not be extended beyond September 23, 2000.

   Designation of Directors. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by Purchaser for at least 51% of the outstanding Shares entitled to vote on any matter at a meeting of stockholders pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the nearest whole number, as will give Purchaser representation on the PremiumWear Board equal to at least that number of directors which equals the product of the total number of directors on the PremiumWear Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of Shares beneficially owned by Purchaser and Parent and the denominator of which shall be the number of Shares then outstanding. In furtherance thereof, PremiumWear and the PremiumWear Board shall, at such time, take any and all such action needed to cause each of Purchaser's designees to be appointed to the PremiumWear Board in such class of directors as shall ensure the longest possible term for such designee as a member of the PremiumWear Board, including, without limitation, increasing the size of the PremiumWear Board (subject to the limitations set forth in the certificate of incorporation and by-laws of PremiumWear) and using its reasonable efforts to secure the resignation of directors.

   The Merger Agreement provides that at least two of the PremiumWear directors who were directors on May 26, 2000 will continue to serve until the Effective Time. Notwithstanding anything in the Merger Agreement to the contrary, in the event that Purchaser's designees are elected to the PremiumWear Board prior to the Effective Time, the affirmative vote of a majority of the Directors then in office who were also directors on May 26, 2000 will be required for PremiumWear to (i) amend or terminate the Merger Agreement or the certificate of incorporation or by-laws of PremiumWear, (ii) extend the time for performance of Parent's and Purchaser's respective obligations or waive any of PremiumWear's rights under the Merger Agreement or (iii) take any other action by the PremiumWear Board under or in connection with the Merger Agreement.

   The Merger. The Merger Agreement provides that at the Effective Time, Purchaser will be merged with and into PremiumWear in accordance with the DGCL. As a result of the Merger, the separate existence of Purchaser will cease, and PremiumWear will be the Surviving Corporation.

   The Merger Agreement provides that at the Effective Time, each issued and outstanding Share, other than (i) Shares owned by PremiumWear as treasury stock, (ii) Shares owned by Parent, Purchaser or any other subsidiary of Parent and (iii) Shares held by stockholders exercising their appraisal rights under the DGCL, shall be converted into the right to receive the Offer Price in cash.

   Options. The Merger Agreement provides that immediately following the Effective Time, each PremiumWear Option, whether or not exercisable, will be cancelled and, in exchange therefor, each holder of a PremiumWear Option will receive from Parent an amount in cash, equal to the excess of (i) the product of (A) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such PremiumWear Stock Option multiplied by (B) the number of Shares subject to such PremiumWear Stock Option over (ii) any income tax or employment tax withholding required under the Code.

   Representations and Warranties. In the Merger Agreement, PremiumWear has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate existence and power; authorization and validity of the Merger Agreement; capitalization; consents and approvals; filings with the SEC and financial statements; absence of certain changes (including any material adverse effect on the business, results of operations, assets, or financial condition of PremiumWear); title to properties; compliance with laws; litigation; employee matters; taxes; liabilities; intellectual property; material contracts; accuracy of certain disclosures; environmental matters; state takeover statutes; voting requirements; the Rights Agreement; insurance; product warranty and liability; business practices; and the opinion of PremiumWear's financial advisor.

   In the Merger Agreement, Parent and Purchaser have each made customary representations and warranties to PremiumWear with respect to, among other things, corporate organization and good standing; authorization and validity of the Merger Agreement; consents and approvals; accuracy of certain disclosures; financing and litigation.

   Certain representations and warranties in the Merger Agreement made by PremiumWear and Parent and Purchaser are qualified as to "materiality" or "Material Adverse Effect." For purposes of the Merger Agreement and this Offer to Purchase, the term "Material Adverse Effect" means a material adverse effect on (i) the ability of such PremiumWear or Parent, as the case may be, to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (ii) the business, properties, assets, liabilities, prospects, results of operations or condition (financial or otherwise) of PremiumWear or Parent, as the case may be, and their respective subsidiaries, taken as a whole (without regard to the effect of changes in economic or market conditions affecting PremiumWear's or Parent's respective industries generally on PremiumWear's or Parent's respective business, properties, assets, liabilities, prospects, results of operations or condition (financial or otherwise)).

   Conduct of Business. Except as expressly contemplated by the Merger Agreement or consented to in writing by Parent, prior to the Effective Time, PremiumWear and each of its subsidiaries shall conduct their operations only according to their ordinary and usual course of business consistent with past practice and shall use their reasonable best efforts to preserve intact their present business organizations, keep available the services of their officers and employees, and maintain satisfactory relationships with licensors, suppliers, manufacturers, distributors, customers, joint venture partners and others having business relationships with them.

   Additionally, except as contemplated by the Merger Agreement or agreed in writing by Parent, prior to the Effective Time neither PremiumWear nor any of its subsidiaries shall:

     (i) make any change in or amendment to PremiumWear's certificate of incorporation or PremiumWear's by-laws (or the comparable governing documents of any PremiumWear subsidiary);

     (ii) issue or sell, or authorize the issuance or sale of, any shares of its capital stock or any other securities, or issue or sell, or authorize the issuance or sale of, any securities convertible into, or options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any other securities, or make any other changes in its capital structure, except for the issuance and sale of Shares upon the exercise of PremiumWear Stock Options outstanding on the date of the Merger Agreement;

     (iii) sell or pledge or agree to sell or pledge any stock or other equity interest owned by it in any other person;

     (iv) declare, pay or set aside any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities;

     (v) (A) enter into any contract or commitment with respect to capital expenditures with a value in excess of, or requiring expenditures by PremiumWear and its subsidiaries in excess of, $500,000, individually, (B) enter into contracts or commitments with respect to capital expenditures with a value in excess of, or requiring expenditures by PremiumWear and its subsidiaries in excess of, $750,000, in the aggregate or (C) enter into any other contract or commitment (other than licensing agreements entered into in the ordinary course of business) with a value in excess of, or requiring expenditures by PremiumWear and its subsidiaries in excess of, $250,000;

     (vi) acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any person, or otherwise acquire any assets of any person (other than the purchase of assets in the ordinary course of business consistent with past practice);

     (vii) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of PremiumWear or any of its subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, "hold in place," retention, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, change in control or other severance agreement or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

     (viii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, encumber or subject to any lien, any material assets or incur or modify any indebtedness or other material liability, other than in the ordinary course of business consistent with past practice, or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligations of any person or, other than in the ordinary course of business consistent with past practice, make any loan or other extension of credit;

     (ix) sell, assign, transfer, license or modify or amend any rights to any PremiumWear Intellectual Property (as such term is defined in the Merger Agreement), except in the ordinary course of business consistent with past practice;

     (x) agree to the settlement of any material claim or litigation;

     (xi) make or rescind any material tax election or settle or compromise any material tax liability;

     (xii) except as required by applicable law or generally accepted accounting principles, make any material change in its accounting principles, practices or methods;

     (xiii) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than in respect of indebtedness owing by PremiumWear to any of its subsidiaries or in respect of indebtedness owing by any of PremiumWear's subsidiaries to PremiumWear or another such subsidiary or (B) make any loans or advances to any other person, other than to PremiumWear or to any direct or indirect wholly-owned subsidiary of PremiumWear, except, in the case of clause (A), for borrowings under existing credit facilities described in the SEC filings of PremiumWear in the ordinary course of business consistent with past practice for working capital purposes;

     (xiv) accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits;

     (xv) pay, discharge or satisfy any liabilities other than the payment, discharge or satisfaction (A) of any liabilities in the ordinary course of business and consistent with past practice or (B) of liabilities set forth in the consolidated balance sheet of PremiumWear as of January 1, 2000 contained in SEC filings of PremiumWear;

     (xvi) delay or postpone the payment of accounts payable or other liabilities, other than in the ordinary course of business consistent with past practice;

     (xvii) enter into any agreement, understanding or commitment that restrains, limits or impedes PremiumWear's or any of its subsidiaries' ability to compete with or conduct any business or line of business, including, but not limited to, geographic limitations on PremiumWear's or any of its subsidiaries' activities;

     (xviii) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of PremiumWear or its subsidiaries other than routine employee terminations for cause;

     (xix) take any action, engage in any transaction or enter into any agreement which could reasonably be expected to cause (A) any of the representations or warranties of PremiumWear in the Merger Agreement that are subject to, or qualified by, a Material Adverse Effect, "material adverse change" or other materiality qualification to be untrue as of the Effective Time, or any such representations and warranties that are not so qualified to be untrue in any material respect, (B) any of the tender offer conditions to not be satisfied, or (C) a Material Adverse Effect on PremiumWear;

     (xx) take any action including, without limitation, the adoption of any stockholder rights plan or amendments to the certificate of incorporation or by-laws of PremiumWear (or comparable governing documents of any subsidiary), which would, directly or indirectly, restrict or impair the ability of Parent to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of PremiumWear that may be acquired or controlled by Parent or Purchaser;

     (xxi) modify, amend or terminate any material contract to which it is a party or waive any of its material rights or claims except in the ordinary course of business consistent with past practice; or

     (xxii) agree, in writing or otherwise, to take any of the foregoing actions.

   No Solicitation. PremiumWear has agreed that it will not, nor will it authorize or permit any of its affiliates or any of their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents to (i) encourage, solicit, initiate, or facilitate the making of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below); (ii) participate in any way in discussions or negotiations with, or furnish or disclose any nonpublic information to, any person (other than Parent or Purchaser), in connection with any Acquisition Proposal; (iii) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser or Parent the approval and recommendation of the Offer, the Merger or the Merger Agreement; (iv) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (v) enter into any agreement, letter of intent or similar document contemplating or otherwise relating to any Acquisition Proposal.

   The term "Acquisition Proposal" means (A) any proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of PremiumWear or any of its subsidiaries or of over 10% of any class of equity securities of PremiumWear or any of its subsidiaries, (B) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 10% or more of any class of equity securities of PremiumWear or any of its subsidiaries, (C) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving PremiumWear or any of its subsidiaries or (D) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement.

   Notwithstanding the foregoing, the Merger Agreement does not prohibit PremiumWear or its representatives from:

     (A) participating in discussions or negotiations with, or furnishing or disclosing nonpublic information to, a third party in response to an unsolicited, bona fide and written Acquisition Proposal that is submitted to PremiumWear by such third party after the date of the Merger Agreement and prior to the date any Shares are accepted for payment pursuant to the Offer (and not withdrawn) if (1) neither PremiumWear, any of its affiliates nor any of its representatives shall have violated any of the restrictions described in this non-solicitation section, (2) the PremiumWear Board determines in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for the PremiumWear Board to comply with its fiduciary obligations to PremiumWear's stockholders under applicable law, (3) PremiumWear gives Parent at least two business days prior written notice of the identity of such third party and of PremiumWear's intention to participate in discussions or negotiations with, or furnish or disclose nonpublic information to, such third party, and PremiumWear receives from such third party an executed confidentiality agreement containing terms no less restrictive than the terms of the Non Disclosure Agreement (as defined below) and (4) at least two business days prior to furnishing or disclosing such information to such third party, PremiumWear furnishes such information to Parent (to the extent not previously delivered or made available); or

     (B) approving or recommending, or entering into (and in connection therewith, withdrawing or modifying the approval and recommendation of the Offer, the Merger and the Merger Agreement) a definitive agreement with respect to an unsolicited, bona fide and written Acquisition Proposal that is submitted to the Company after the date of the Merger Agreement and prior to the date any Shares are accepted for payment pursuant to the Offer (and not withdrawn) if (1) neither PremiumWear, any of its affiliates nor any of its representatives shall have violated any of the restrictions described in this non-solicitation section, (2) PremiumWear provides Parent with written notice at least two business days prior to any meeting of the PremiumWear Board at which such Board will consider whether such Acquisition Proposal constitutes a Superior Proposal, (3) the PremiumWear Board makes the determination necessary for such Acquisition Proposal to constitute a Superior Proposal, (4) the PremiumWear Board determines in good faith, after having taken into account the advice of its outside legal counsel, that such action is required in order for such Board to comply with its fiduciary obligations to PremiumWear's stockholders under applicable law, (5) PremiumWear does not approve or recommend or enter into a definitive agreement with respect to such Acquisition Proposal at any time before the day that is the fifth business day after Parent receives written notice from PremiumWear stating that the PremiumWear Board has determined that such Acquisition Proposal constitutes a Superior Proposal and (6) simultaneously with the earlier of the approval or recommendation of, or execution of a definitive agreement with respect to, any such Superior Proposal, PremiumWear makes the payments to Parent required to be made pursuant by the fees and expenses provision of the Merger Agreement.

   The term "Superior Proposal" means a bona fide proposal made by a third party to acquire all of the Shares pursuant to a tender offer or a merger or to acquire all of the properties and assets of PremiumWear on terms and conditions which a majority of the members of the PremiumWear Board determines in its good faith, based on the written advice of an independent outside nationally recognized financial advisor and taking into account all the terms and conditions of such proposal (including, without limitation, any expense reimbursement provisions, termination fees and conditions to consummation) to be more favorable to PremiumWear and its stockholders than the transactions contemplated by the Merger Agreement.

   The Merger Agreement also provides that PremiumWear agrees to promptly advise Parent of, and provide Parent with certain information related to, any request for information or of any Acquisition Proposal, or any inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal.

   Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that, for a period of six years from the Effective Time (and until the disposition of any claims made during, and remaining outstanding at the end of, such six-year period), Parent shall and shall cause the Surviving Corporation, to the fullest extent permitted under the DGCL, to indemnify and hold harmless each present and former director and officer of PremiumWear against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer or director of PremiumWear occurring prior to the Effective Time (including the transactions contemplated by the Merger Agreement).

   In addition, the Merger Agreement provides that Parent shall cause the certificate of incorporation and the by-laws of the Surviving Corporation to contain the provisions with respect to indemnification and exculpation from liability set forth in PremiumWear's certificate of incorporation and by-laws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of PremiumWear, unless such modification is required by law.

   The Merger Agreement further provides that the Surviving Corporation shall either (i) maintain in effect PremiumWear's current directors' and officers' liability insurance covering those persons who are currently covered on the date of the Merger Agreement by PremiumWear's directors' and officers' liability insurance policy; (ii) substitute for such PremiumWear's directors' and officers' liability policy a directors' and officers' liability policy or policies with at least the same coverage containing terms and conditions which are no less advantageous and which do not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; or
(iii) cause the Parent's, directors' and officers' liability insurance then in effect to cover those persons who are covered on the date of the Merger Agreement by PremiumWear's directors' and officers' liability insurance policy with respect to those matters covered by PremiumWear's directors' and officers' liability policy.

   Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction on or prior to the Effective Time of each of the following conditions (any of which may be waived by the parties in writing, in whole or in part, to the extent permitted by applicable law): (i) to the extent required by applicable law, the Merger Agreement and the Merger shall have been approved and adopted by holders of a majority of Shares entitled to vote thereon in accordance with applicable law and the certificate of incorporation and by-laws of PremiumWear;
(ii) any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") applicable to the Merger shall have expired or been terminated and no action shall have been instituted by the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") challenging or seeking to enjoin the consummation of the transactions contemplated thereby, which action shall have not been withdrawn or terminated; (iii) no preliminary or permanent injunction, judgment or other order shall have been issued by any federal, state or foreign court or by any federal, state or foreign governmental or regulatory agency, body or authority and be in effect at the Effective Time which prohibits, restrains, restricts or enjoins the consummation of the Offer or the Merger; provided, however, that, in the case of a decree, injunction or other order, each of the parties shall have used reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such decree, injunction or other order that may have been entered;
(iv) no federal, state or foreign statute, law, rule, regulation, executive order, judgment, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits, restrains, restricts or enjoins the consummation of the Offer or the Merger or has the effect of making the Merger or the Offer illegal; and (v) Purchaser shall have purchased Shares pursuant to the Offer.

   Termination; Fees. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

     (a) by the mutual consent of PremiumWear, on the one hand, and of Parent and Purchaser, on the other hand;

     (b) by either Parent, on the one hand, or PremiumWear, on the other hand, if (i) the Effective Time shall not have occurred within 120 days after the date of the Merger Agreement, unless the Effective Time shall not have occurred because of a material breach of the Merger Agreement on the part of the party seeking to terminate the Merger Agreement or (ii) any statute, law, rule or regulation shall have been promulgated which prohibits the consummation of the Offer or the Merger or any court of competent jurisdiction or any governmental or regulatory agency shall have issued an order, decree judgment or ruling or taken any other action, which permanently restricts, restrains, enjoins or otherwise prohibits the consummation of the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

     (c) by Parent, if:

       (i) the Offer is terminated or expires in accordance with its terms without Purchaser having purchased any Shares thereunder due to an occurrence which would result in a failure to satisfy any one or more of the conditions to the Offer set forth in Section 14, unless any such failure shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any representation or warranty of either of them contained in the Merger Agreement;

       (ii) PremiumWear or any of its affiliates or representatives violates any of the non-solicitation requirements or restrictions in the Merger Agreement;

       (iii) the PremiumWear Board approves or recommends to PremiumWear's stockholders any Acquisition Proposal or Superior Proposal;

       (iv) PremiumWear enters into any agreement, letter of intent or similar document contemplating or otherwise relating to any Acquisition Proposal or Superior Proposal;

       (v) the PremiumWear Board fails to reaffirm its determination that the Offer and the Merger are fair to, and in the best interests of, PremiumWear's stockholders or fails to reaffirm its recommendation of acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the stockholders of PremiumWear, within six business days after Parent requests in writing that such recommendation or determination be reaffirmed;

       (vi) an Acquisition Proposal is publicly announced and PremiumWear fails to issue a press release announcing its opposition to such Acquisition Proposal within six business days after such Acquisition Proposal is announced;

       (vii) any of the conditions to the Offer, other than solely the Financing Condition, shall not have been satisfied by the expiration date of the Offer and on or prior to such date (A) an Acquisition Proposal shall have been made or publicly announced or (B) it shall have been publicly disclosed, or the Parent or Purchaser shall have otherwise learned, that beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 15% or more of the Shares has been acquired by any person or group (as defined in Section 13(d)(3) under the Exchange Act); or

     (d) by PremiumWear, if PremiumWear shall have approved or recommended, or executed or entered into a definitive agreement with respect to, a Superior Proposal in compliance with the non-solicitation and fees and expenses sections of the Merger Agreement, including making the payments to Parent required to be made pursuant to the fees and expenses provision of the Merger Agreement, or if Parent fails to commence the Offer (so long as PremiumWear is not in breach of its obligations under the Merger Agreement).

   If the Merger Agreement is terminated, it shall become null and void and there shall be no liability on the part of Parent, Purchaser or PremiumWear; provided that nothing shall relieve any party from any liability or obligation with respect to any breach of the Merger Agreement.

   If the Merger Agreement is terminated by (i) Parent pursuant to clause
(c)(i) above because of the occurrence of any of the events set forth in (A) clauses (v)(e) or (f) of Section 14 as a result of an intentional breach by PremiumWear of any representation or warranty or covenant or agreement or (B) clause (v)(h) of

Section 14, (ii) Parent pursuant to clauses (c)(ii) through (vii) above or
(iii) PremiumWear pursuant to clause (d) above, then PremiumWear shall, in the case of clause (i) or (ii) of this paragraph, on the business day next succeeding the date of termination and, in the case of clause (iii) of this paragraph as provided in the Merger Agreement, (A) reimburse Parent in immediately available funds for the out-of-pocket expenses of Parent and Purchaser (including, without limitation, printing fees, filing fees and fees and expenses of its legal and financial advisors and all fees and expenses payable to any financing sources) related to the Offer, the Merger Agreement, the transaction contemplated thereby and any related financing and (B) pay to Parent in immediately available funds an amount equal to $813,000. The total amount payable to Parent under the fees and expenses provision of the Merger Agreement shall not exceed $1,220,000.

Other Arrangements.

   Non-Disclosure Agreement. Effective as of February 10, 2000, PremiumWear and Parent entered into a Mutual Non-Disclosure Agreement (the "Non-Disclosure Agreement"), pursuant to which the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information. The Non-Disclosure Agreement provides that Parent will not buy PremiumWear's common stock without the written consent of the PremiumWear Board prior to March 1, 2002. The preceding summary of the Non-Disclosure Agreement is qualified in its entirety by reference to the Non-Disclosure Agreement, a copy of which is attached as an exhibit to the Schedule TO. The Non-Disclosure Agreement may be examined, and copies obtained, as set forth in Section 9.

   Consulting Agreement. In connection with the execution of the Merger Agreement, Mr. Gleason entered into a consulting agreement with Parent and PremiumWear (the "Consulting Agreement"). The Consulting Agreement has a term of two years from the date of the Merger Agreement and provides, among other things, that Mr. Gleason will assist PremiumWear in the transition following the Merger. In consideration for his services, Mr. Gleason will receive aggregate consulting and engagement fees of $582,500. The Consulting Agreement also subjects Mr. Gleason to customary confidentiality, non-competition and non-solicitation covenants and provides Mr. Gleason with indemnification protection. The Consulting Agreement supercedes Mr. Gleason's existing change in control severance agreement with PremiumWear, unless the Merger is not completed, in which case the Consulting Agreement will be of no effect, and the change in control severance agreement will be reinstated. The preceding summary of the Consulting Agreement is qualified in its entirety by reference to the Consulting Agreement, a copy of which is attached as an exhibit to the Current Report on Form 8-K filed by PremiumWear with the SEC on June 9, 2000. The Consulting Agreement may be examined, and copies obtained, as set forth in
Section 8.

12. Plans for PremiumWear after the Offer and the Merger.

   Plans for PremiumWear. Pursuant to the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to seek maximum representation on the PremiumWear Board, subject to the requirement in the Merger Agreement that if Shares are purchased pursuant to the Offer, there shall be until the Effective Time at least two members of the PremiumWear Board who were directors as of the date of the Merger Agreement. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

   Except as otherwise provided herein, Parent has no present plans or proposals that would result in an extraordinary corporate transaction involving PremiumWear or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets. However, PremiumWear's and Parent's management will continue to routinely review proposals for the acquisition or disposition of assets or other changes to PremiumWear's business, corporate structure, capitalization, management or dividend policy which they consider to be in the best interests of PremiumWear and Parent. In addition, following the Merger, PremiumWear's management will continue to evaluate and review PremiumWear's businesses, operations and properties and make such changes as are deemed appropriate.

   Stockholder Approval. Under the DGCL, the approval of the PremiumWear Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to adopt and approve the Merger Agreement and the transactions contemplated thereby. PremiumWear has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by PremiumWear and the consummation by PremiumWear of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of PremiumWear, subject to the approval of the Merger by PremiumWear's stockholders in accordance with the DGCL. In addition, PremiumWear has represented that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of PremiumWear's capital stock which is necessary to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Therefore, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of PremiumWear will be required to complete the Merger), the only remaining required corporate action of PremiumWear will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. The Merger Agreement provides that Parent will vote, or cause to be voted, all of the Shares then owned by Parent, Purchaser or any of Parent's other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement. In the event that Parent, Purchaser and Parent's other subsidiaries and affiliates acquire in the aggregate at least a majority of the Shares entitled to vote on the approval of the Merger and the Merger Agreement (which would be the case if the Minimum Condition is satisfied and Purchaser were to accept for payment Shares tendered in the Offer), they would have the ability to effect the Merger by written consent or at a stockholder meeting without the affirmative votes of any other stockholders.

   Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Parent, Purchaser and any other subsidiaries of Parent acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any approval of the stockholders of PremiumWear, subject to compliance with the provisions of Section 253 of the DGCL. Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. Parent and Purchaser presently intend to effect a short-form merger if permitted to do so under the DGCL.

   Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under Section 262 of the DGCL, dissenting stockholders of PremiumWear who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

   THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

13. Dividends and Distributions.

   On January 27, 1997, the PremiumWear Board declared a special cash distribution of $5.39 per share, or approximately $12,500,000, to stockholders of record on February 19, 1997, which was paid on March 5, 1997. The funds utilized were proceeds from the 1996 sales of trademarks and collection of accounts receivable and liquidation of inventories related to the former retail and golf businesses. PremiumWear has not paid other cash dividends to date and intends to retain any future earnings for use in the business. Except as set forth below and except for the impact of normal financial covenants in loan agreements and the provisions of the DGCL, there are no restrictions on PremiumWear's ability to pay dividends.

   The Merger Agreement provides that prior to the Effective Date, neither PremiumWear nor any PremiumWear subsidiary shall: (i) issue or sell, or authorize the issuance or sale of, any shares of its capital stock or any other securities, or issue or sell, or authorize the issuance or sale of, any securities convertible into, or options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any other securities, or make any other changes in its capital structure, except for the issuance and sale of Shares upon the exercise of PremiumWear stock options outstanding on the date of the Merger Agreement; (ii) sell or pledge or agree to sell or pledge any stock or other equity interest owned by it in any other person; or
(iii) declare, pay or set aside any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities.

14. Conditions of the Offer.

   The Offer is subject to the condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer, a majority of the issued and outstanding Shares, on a fully diluted basis, as of the date of expiration.

   Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period (and any extension thereof) under the HSR Act shall not have expired or been terminated, (iii) any permit, consent or approval of any federal, state, local or foreign governmental or regulatory body, agency or authority or third party necessary to the consummation of the Offer or the Merger, shall not have been obtained, (iv) any condition to Parent's borrowing under the Credit Agreement an amount equal to the aggregate of (A) the Offer Price multiplied by the number of Shares and (B) the aggregate Stock Option Consideration (as defined below) shall not have been satisfied or (v) at any time on or after the date of the Merger Agreement and at or before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following shall occur or shall occur:

     (a) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court of competent jurisdiction or governmental authority or agency, domestic or foreign, (1) challenging or seeking to, or which could reasonably be expected to make, illegal, impede, delay or otherwise directly or indirectly restrain, prohibit or make materially more costly the Offer or the Merger or seeking to obtain material damages, (2) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares tendered pursuant to the Offer or the Merger, (3) seeking to prohibit or materially limit the ownership or operation by Parent or Purchaser of all or any material portion of the business or assets of PremiumWear and its subsidiaries taken as a whole or to compel Parent or Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent and its subsidiaries taken as a whole or PremiumWear and its subsidiaries taken as a whole, or seeking to impose any material limitation on the ability of Parent, Purchaser, PremiumWear or any of PremiumWear's subsidiaries to conduct its business or own such assets, (4) seeking to impose limitations on the ability of Parent or Purchaser effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser or Parent on all matters properly presented to PremiumWear's stockholders, (5) seeking to require divestiture by Parent or Purchaser of any Shares, (6) seeking any material diminution in the benefits expected to be derived by Parent or Purchaser as a result of the transactions contemplated by the Offer or the Merger, (7) otherwise directly or indirectly relating to the Offer or the Merger and which has had, or could reasonably be expected to have, a Material Adverse Effect on PremiumWear or Parent or the value of the Shares or (8) otherwise having, or which could reasonably be expected to have, a Material Adverse Effect on PremiumWear;

     (b) there shall be any action taken, or any statute, law, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended or issued and applicable to or deemed applicable to (1) Parent, Purchaser, PremiumWear or any subsidiary thereof or (2) the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer or to the Merger, which would, directly or indirectly, result in any of the consequences referred to in clauses (1) through (8) of paragraph (v)(a) above;

     (c) any event, change, effect, fact or circumstance shall have occurred, or Parent shall have become aware of any event, change, effect, fact, circumstance or occurrence that has had, or could reasonably be expected to have, a Material Adverse Effect on PremiumWear;

     (d) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any U.S. securities exchange or in any U.S. over-the-counter market, (2) any decline in any of the Dow Jones Industrial Average, the Standard & Poor's Index of 500 Industrial Companies, the New York Stock Exchange Composite Index or the Nasdaq Composite Index in excess of 30% measured from the close of business on the trading day next preceding the date of the Merger Agreement, (3) any material adverse change in the general political, market, economic or financial conditions in the United States or abroad that has had, or could reasonably be expected to have, a Material Adverse Effect on PremiumWear,
  (4) any material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (5) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any other jurisdiction in which any bank or other financial institution in any manner involved with the financing of the Offer or the Merger is incorporated, (6) any material limitation (whether or not mandatory) by any federal, state or foreign governmental authority or agency on, the extension of credit by banks or other lending institutions, (7) a commencement or escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (8) in the case of any of the foregoing existing at the time of the commencement of the Offer, any acceleration or worsening thereof;

     (e) any of the representations or warranties made by PremiumWear in the Merger Agreement that are qualified as to materiality shall be untrue or incorrect in any respect or any such representations and warranties that are not so qualified shall be untrue or incorrect in any material respect, in each case as of the date of the Merger Agreement and the scheduled expiration date of the Offer, except for (1) changes specifically permitted by the Merger Agreement and (2) those representations and warranties which address matters only as of a particular date, which representations and warranties shall remain true and correct as of such date;

     (f) PremiumWear shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of PremiumWear to be performed or complied with by it under the Merger Agreement;

     (g) the PremiumWear Board or any committee thereof shall have (1) withdrawn, or shall have modified or amended in a manner adverse to Parent or Purchaser, the approval, adoption or recommendation, as the case may be, of the Offer, the Merger or the Merger Agreement, (2) approved or recommended, or announced a neutral position with respect to, any Acquisition Proposal other than the Offer and the Merger or (3) upon request by Parent, failed to reaffirm its approval and recommendation of the Offer, the Merger or the Merger Agreement within six business days of such request;

     (h) it shall have been publicly disclosed, or Purchaser shall have otherwise learned, that beneficial ownership (determined for the purposes of this paragraph (h) as set forth in Rule 13d-3 under the Exchange Act) of 15% or more of the Shares has been acquired by any person (including PremiumWear or any of its Subsidiaries or Affiliates) or group (as defined in Section 13(d)(3) under the Exchange Act); or

     (i) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the sole judgment of Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

   The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser, or may be waived by Parent or Purchaser, in whole or in part at any time and from time to time in their respective sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Purchaser with respect to whether or not the foregoing conditions to the Offer described in this Section 14 have been satisfied shall be final and binding upon all parties.

   The term "Stock Option Consideration" means, with respect to each PremiumWear Option outstanding immediately prior to the Effective Time (whether or not then exercisable), an amount in cash equal to the excess of (i) the product of (A) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such PremiumWear Option multiplied by (B) the number of Shares subject to such PremiumWear Option over (ii) any federal or state income tax or employment tax withholding required under the Code.

15. Legal Matters; Regulatory Approvals.

   General. Except as described below, Parent and Purchaser are not aware of any license or regulatory permit that appears to be material to the business of PremiumWear and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares pursuant to the Offer. Likewise, Parent is not aware of any approval or other action by any governmental, administrative or regulatory agency, or authority or public body, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. Should any approval or other action be required, it is presently contemplated that the approval or action would be sought except as described below in this Section under "State Takeover Statutes." While, except as otherwise expressly described in this Offer, Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to PremiumWear's business or that certain parts of PremiumWear's business might not have to be disposed of if the approvals were not obtained or such other actions were not taken or to obtain any such approval or other action, any of which could cause Purchaser to decline to accept for payment, or pay for, any Shares tendered. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to the conditions to the Offer, including conditions relating to legal matters discussed in this Section 15.

   Antitrust. The Offer is subject to the HSR Act and the rules promulgated thereunder, which provide that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied.

   Pursuant to the requirements of the HSR Act, Parent expects to file a Notification and Report form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about June 9, 2000. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Parent. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by Parent with such request. Thereafter, such waiting period can be extended only by court order.

   The Antitrust Division and the FTC frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent, PremiumWear or their respective affiliates. Private parties and state attorneys general may also bring legal action under the Antitrust Laws under certain circumstances.

   Based upon an examination of information provided by PremiumWear relating to the businesses in which Parent and PremiumWear are engaged, Parent and Purchaser believe that the acquisition of Shares by Purchaser pursuant to the Offer or Merger will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

   As used in this Offer to Purchase, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

   State Takeover Statutes. PremiumWear is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally, a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate of that person) from engaging in a "business combination" (defined to include mergers and other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, before that date the board of directors of the corporation approved either the business combination or the transaction in which the interested director became an interested stockholder. PremiumWear has taken action to render Section 203 inapplicable to the Offer and the Merger.

   A number of states have adopted "takeover" statutes that purport to apply to attempts to acquire corporations that are incorporated in those states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices, or places of business in such states. In Edgar v. MITE Corporation, the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that the corporation has a substantial number of stockholders in the state and is incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

   PremiumWear, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover statutes. Purchaser does not know whether any of these statutes will, by their terms, apply to the Offer, and has not complied with any such statutes. To the extent that the provisions of these statutes purport to apply to the Offer, Purchaser believes there are reasonable bases for contesting such statutes. If any person should seek to apply any state takeover statute, Purchaser would take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If it is asserted that one or more takeover statutes apply to the Offer and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, Purchaser might be required to file information with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to purchase or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, Shares tendered pursuant to the Offer.

16. Fees and Expenses.

   Purchaser has retained The Altman Group, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, fax and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials to the beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

   Purchaser has retained EquiServe Trust Company, N.A. to serve as the Depositary. The Depositary has not been retained to make solicitations or recommendation in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

   Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Parent for customary mailing and handling expenses incurred by them in forwarding interest to their customer.

17. Miscellaneous.

   The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky, or other laws of such jurisdiction. Purchaser may, in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in any such jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

   No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser that is not contained in this Offer or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized.

   Parent and Purchaser have filed with the SEC the Schedule TO and PremiumWear has filed with the SEC the Schedule 14D-9, together with exhibits in each case, pursuant to Regulation M-A and Rule 14d-9, respectively, under the Exchange Act, furnishing certain additional information with respect to the Offer. Such Schedules and any amendments thereto, including exhibits, are available for inspection and copies can be obtained in the same manner set forth in Section 8 (except that such material will not be available at the regional offices of the SEC).

                                          NEW ENGLAND BUSINESS SERVICE, INC

                                          PENGUIN SUB, INC.

June 9, 2000

                                   SCHEDULE I

                             INFORMATION CONCERNING
                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF PARENT AND PURCHASER

   Directors, Executive Officers and Managers of Purchaser and Parent. The following tables set forth the names and present principal occupations or employment, and material occupations, positions, offices or employment for the past five years, of the directors and executive officers of Purchaser and Parent. Unless otherwise indicated, each person is a citizen of the United States with a principal business address of 500 Main Street, Groton, Massachusetts 01471.

DIRECTORS OF PARENT:
--------------------
                         Present Principal Occupation or Employment; Material
Name                     Positions Held During Past Five Years
----                     -------------------------------------

Neil S. Fox, age 60      Mr. Fox has been a director of Parent since April
                         1999. Mr. Fox has been a self-employed consultant in the field of database and direct response marketing since February 2000. Prior to that, he was chairman and chief executive officer of Lowe Fox Pavlika, a marketing consulting firm affiliated with the Interpublic Group of Companies, from 1998 to February
                         2000. Prior to that he was chairman of Fox Pavlika &
                         Partners for more than five years.

Robert L. Gable, age     Mr. Gable has been a director of Parent since 1996.
68                       Mr. Gable was chairman of Unitrode Corporation, a
                         supplier of electronic components and sub-systems, from 1990 until his retirement in 1998, and was chief executive officer of Unitrode from 1990 to 1997. Mr.
                         Gable is a director of Evercel, Inc. and Ibis
                         Technology Corporation. Mr. Gable's present business address is 7 Continental Boulevard, Merrimack, NH
                         03054.

Benjamin H. Lacy, age    Mr. Lacy has been a director of Parent since 1970.
73                       Mr. Lacy's principal occupation since May 1995 has
                         been as president of the Clipper Ship Foundation, Inc., a grant-making charitable foundation. Prior to that he was of counsel to the law firm of Hill &
                         Barlow, a professional corporation, which served as general counsel to Parent from 1973 to 1998. Mr.
                         Lacy's present business address is Clipper Ship
                         Foundation, Inc., 77 Summer Street, Boston, MA 02110.

Thomas J. May, age 53    Mr. May has been a director of Parent since 1999. Mr.
                         May has been chairman and chief executive officer of NSTAR, an energy utility holding company formed in connection with the combination of BEC Energy and Commonwealth Energy Systems, and its principal operating subsidiaries since 1999. Prior to that he was chairman and chief executive officer of BEC
                         Energy, an energy utility holding company, and its principal operating subsidiaries from 1998 to 1999.
                         He has been chairman and chief executive officer of Boston Edison Company, a regulated holding company, since 1994, and was president of Boston Edison from 1994 to 1999. Mr. May is a trustee of NSTAR and a director of Fleet Boston Financial Corporation,
                         Liberty Financial Companies, Inc. and RCN
                         Corporation. Mr. May's present business address is NSTAR, 800 Boylston Street, Boston, MA 02199.

                                  Schedule I-1

                         Present Principal Occupation or Employment; Material
Name                     Positions Held During Past Five Years
----                     -------------------------------------

Herbert W. Moller, age   Mr. Moller has been a director of Parent since 1996.
59                       Mr. Moller retired from The Gillette Company, a
                         diversified consumer products company, in 1998, having been with Gillette for 32 years. From 1992 until his retirement in 1998, Mr. Moller was vice president, finance and strategic planning, Gillette
                         North Atlantic Group.

Robert J. Murray, age    Mr. Murray has been a director of Parent since 1991.
58                       Mr. Murray has been chairman of the board, president
                         and chief executive officer of Parent since 1995. Mr.
                         Murray retired from The Gillette Company, a diversified consumer products company, in 1995, having been with Gillette for more than 34 years.
                         From 1991 until his retirement in 1995, Mr. Murray was executive vice president, North Atlantic Group of Gillette. Mr. Murray is a director of Fleet National
                         Bank, LoJack Corporation, Hannaford Bros. Co. and
                         Allmerica Financial Corporation.

Richard H. Rhoads, age   Mr. Rhoads joined Parent in 1965 and has been a
70                       director since 1970. From 1975 to 1991, he was chief
                         executive officer of Parent, and from 1988 to his retirement in 1995, he was chairman of the board of Parent.

Brian E. Stern, age 51   Mr. Stern has been a director of Parent since 1995.
                         Mr. Stern has been senior vice president of Xerox
                         Corporation, a provider of document processing products and services, and president of Xerox
                         Technology Enterprises since 1999. From 1994 to 1999, he was senior vice president and president of the Office Document Products Group of Xerox. Mr. Stern is a director of HON Industries, Inc. and Esselte AB.
                         Mr. Stern's present business address is Xerox
                         Corporation, 800 Long Ridge Road, Stamford, CT 06904.

M. Anne Szostak, age     Ms. Szostak has been a director of Parent since 1998.
49                       Ms. Szostak has been executive vice president and
                         corporate director of human resources of Fleet Boston
                         Financial Corporation (formerly known as Fleet
                         Financial Group, Inc.), a diversified financial services company, since 1998. From 1994 to 1998, Ms.
                         Szostak was senior vice president and corporate director of human resources of Fleet. Ms. Szostak is a director of Providence Energy Corporation. Ms.
                         Szostak's present business address is Fleet Boston
                         Financial Corporation, 1 Federal Street, Boston, MA
                         02110.

EXECUTIVE OFFICERS OF PARENT:
----------------------------

                         Present Principal Occupation or Employment; Material
Name                     Positions Held During Past Five Years
----                     -------------------------------------

George P. Allman, age    Mr. Allman joined Parent in 1996, and he has been
58                       senior vice president and president of diversified
                         operations since October 1998. Prior to that, he served as vice president, diversified operations from 1996 to 1998, and as vice president, retail sales and operations during 1996. Prior to joining Parent, he was a private investor during 1995, and founded and served as President of GPA Associates, Inc., a diversified promotional products supplier, from 1984 to 1995.

                                  Schedule I-2

                         Present Principal Occupation or Employment; Material
Name                     Positions Held During Past Five Years
----                     -------------------------------------

Edward M. Bolesky, age   Mr. Bolesky joined Parent in 1981, and he has been
54                       senior vice president and president of NEBS direct
                         marketing since October 1998. Prior to that, he served as vice president, direct marketing/telesales and service from 1996 to 1998, as vice president, business solutions and operations from 1995 to 1996, as vice president, manufacturing and information systems during 1995, as vice president, operations from 1994 to 1995, and prior to that in numerous capacities in operations and administration.

John F. Fairbanks, age   Mr. Fairbanks joined Parent in 1994, and he has been
38                       senior vice president and president of Chiswick since
                         October 1998. Prior to that, he served as vice president and chief financial officer from 1996 to 1998, and as vice president and corporate controller during 1996. He also served as treasurer from 1994 to 1996 and during 1998, and as secretary from 1994 to 1996. Mr. Fairbanks's present business address is Chiswick, Inc., 33 Union Avenue, Sudbury, MA 01776.

Joel S. Hughes, age 55   Mr. Hughes joined Parent in February 1999, and he has
                         been senior vice president, corporate channel marketing since that date. Prior to joining Parent, he served as vice president of marketing, sales and service of Harvard Business School Publishing from
                         1992 to 1999.

Daniel M. Junius, age    Mr. Junius joined Parent in October 1998, and he has
47                       been senior vice president and chief financial
                         officer and treasurer since that date. Prior to joining Parent, he served as vice president -finance and chief financial officer of Nashua Corporation, a supplier of specialty imaging products and services, from 1995 to 1998, and as Treasurer of Nashua
                         Corporation from 1985 to 1998.

Richard T. Riley, age    Mr. Riley has been senior vice president and
44                       president of Rapidforms since October 1998. Mr. Riley
                         joined Parent in 1997 in connection with Parent's acquisition of Rapidforms, Inc., where he has been President since 1992. During 1998 he held the additional office of Vice President of Parent. Mr.
                         Riley's present business address is Rapidforms, Inc., 301 Grove Road, Thorofare, NJ 08086.

Steven G. Schlerf, age   Mr. Schlerf joined Parent in 1979, and he has been
47                       senior vice president, manufacturing and technical
                         operations since October 1998. Prior to that, he served as vice president, manufacturing and technical operations from 1996 to 1998, as vice president, image manufacturing and product development from 1995 to 1996, and prior to that in a variety of capacities in manufacturing and operations.

Robert D. Warren, age    Mr. Warren joined Parent in 1996, and he has been
49                       senior vice president, business management and
                         development since October 1998. Prior to that, he served as vice president, business management and development from 1996 to 1998, and as vice president, business management and business solutions during 1996. Prior to joining Parent, he served as vice president, marketing for Gillette Stationery
                         Products, North America of The Gillette Company from
                         1992 to 1996.

                                  Schedule I-3

                         Present Principal Occupation or Employment; Material
Name                     Positions Held During Past Five Years
----                     -------------------------------------

   Directors and Executive Officers of Purchaser:

Robert J. Murray         Mr. Murray is president and a director of Purchaser.
                         See Mr. Murray's biographical information above.

Daniel M. Junius         Mr. Junius is treasurer and a director of Purchaser.
                         See Mr. Junius's biographical information above.

Craig Barrows, age 45    Mr. Barrows is secretary of Purchaser. Mr. Barrows
                         joined Parent in 1998, and he has been vice president, general counsel and secretary since 1999.
                         Prior to that, he served as general counsel and secretary from 1998 to 1999. Prior to joining Parent, he was general counsel and secretary of Media 100
                         Inc., a supplier of high performance desktop digital video products, from 1996 to 1998. Prior to that he was general counsel and secretary of M/A-COM, Inc. a supplier of microwave semiconductors, components and sub-systems, from 1994 to 1996.

                                  Schedule I-4

   Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of PremiumWear or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                        The Depositary for the Offer is:
                         EquiServe Trust Company, N.A.
                                 c/o EquiServe
                               150 Royall Street
                          Canton, Massachusetts 02021
                                 (781) 575-2330

  By First Class Mail:       By Overnight Courier,            By Hand:
                             Certified or Express
                                Mail Delivery:
                                                        Securities Transfer &
    BankBoston, N.A.            BankBoston, N.A.      Reporting Services, Inc.
 Attn: Corporate Actions    Attn: Corporate Actions    c/o Boston EquiServe LP
      P.O. Box 8029            150 Royall Street         100 William Street,
  Boston, MA 02266-8029         Canton, MA 02021              Galleria
                                                         New York, NY 10038

   Guarantee of Delivery Facsimile           For Confirmation by Telephone:
      Transmission for Eligible                      (800) 736-3001
            Institutions:
         (781) 575-2233/2232

   Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             The Altman Group, Inc.
                        60 East 42nd Street, Suite 1241
                            New York, New York 10165

                          Call Collect: (212) 681-9600

                 Banks, Brokers & Stockholders Call Toll-Free:
                                 (800) 206-0007